UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 17, 2014

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Deputy President / Group CFO

January 17, 2014

To whom it may concern

Mizuho Financial Group, Inc.

Re: Management Changes for the Mizuho Financial Group

Mizuho Financial Group, Inc. hereby announces changes in the executive officer :

Name	New Position (Effective as of January 20, 2014)		Current Position
Mr. Shinya Wako	Managing Executive Officer	In charge of compliance with US FBO Regulation	—

[Business Experience, etc.]

Name	Shinya Wako
Date of Birth	Oct. 6, 1956
Education	Mar. 1980	Graduated from Faculty of Law, the University of Tokyo
Business Experience		Joined in Apr. 1980
	Apr. 2007	Executive Officer, General Manager of Global Structured Finance Division of Mizuho Corporate Bank, Ltd.
	Apr. 2008	Managing Executive Officer, Head of Europe, Middle East and Africa
	July 2010	Managing Executive Officer, Head of the Americas
	July 2013	Managing Executive Officer, Head of the Americas of Mizuho Bank, Ltd.(current)

Tel: +81-(0)3-5224-2026 Public Relations Office Corporate Communications Mizuho Financial Group, Inc.